VIA EDGARAugust 8, 2019

Kristin Lochhead
Office of Electronics and Machinery
Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-10954)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, CB Scientific, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10954), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2019. The Offering Statement relates to the public offering of shares of the Company’s common stock.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the public offering of its common stock cannot be completed at this time because of serious deficiencies of its Offering Statement on Form 1-A (File No. 024-10954). No shares of common stock have been sold. We will consider filing a new offering statement on Form 1-A to correct the deficiencies.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

 Sincerely,

/s/ John Verghese

John Verghese
Chief Executive Officer

CB Scientific, Inc.

cc:Craig A. Huffman, Esq.